UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 25, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON OCTOBER 25th, 2021

DATE, TIME AND PLACE: October 25th, 2021, at 12.50 p.m., by videoconference.

PRESENCE: The Board of Directors’ Meeting of the TIM S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Carlo Nardello, Elisabetta Paola Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michele Valensise and Pietro Labriola, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. Justified absence of Messrs. Agostino Nuzzolo and Sabrina Di Bartolomeo.

BOARD: Mr. Nicandro Durante – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Environmental, Social & Governance Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To acknowledge on the activities carried out by the Control and Risks Committee; (4) To acknowledge on the Company’s Quarterly Financial Report (“ITRs”) for the 3rd quarter of 2021, dated as of September 30th, 2021; (5) Update on the Company’s participation in the 5G Auction carried out by the National Agency of Telecommunications – ANATEL; (6) To acknowledge on the status of the Adjustment of Conduct Term between the Company and ANATEL – National Agency of Telecommunications; (7) Presentation on the Company’s Strategic Projects; and (8) Presentation on Business Continuity.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Environmental, Social & Governance Committee (“CESG”) at its meeting held on October 25th, 2021, as per Mr. Nicandro Durante’s report, Chairman of the CESG.

Classificado como Público

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A. October 25th, 2021

(2) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on October 25th, 2021, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE.

(3) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on October 25th, 2021, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(4) Acknowledged on the Company’s Quarterly Financial Report (“ITRs”) for the 3rd quarter of 2021, dated as of September 30th, 2021, according to the information provided by the Company’s administration and the independent auditors, Ernst & Young Auditores Independentes S/S (“EY”). The referred report was subject to limited review by the independent auditors.

(5) Acknowledged on the progress of the Company's participation process in the 5G Auction carried out by the National Agency of Telecommunications – ANATEL, and authorized the proposal’s strategy of the Company's participation in the 5G Auction, according to the material presented.

(6) Acknowledged on the compliance with certain obligations derived from the Adjustment of Conduct Term nº 1/2020 – TAC, executed between the Company and the National Agency of Telecommunications – ANATEL, considering the 1st quarter of the 2nd year of execution, under the terms and conditions approved by this Board at its meeting held on June 19th, 2020.

(7) The Board members acknowledged on the studies carried out and the ongoing negotiation involving strategic projects of the Company, after the presentation made by Messrs. Pietro Labriola, Diretor Presidente (Chief Executive Officer) and Board member, and Renato de Ataliba Nogueira Ciuchini, director of the Strategy & Transformation area. The Board members authorized the management of the Company to deepen internal studies, hire external consultants and take all necessary and preliminary steps to verify the feasibility of the initiative and the effective conditions for its implementation. Once these studies are completed, the projects will be opportunely submitted for resolution by this Board.

(8) The Directors acknowledged on the latest preventive measures adopted by the Company’s management for the employees’ return to the offices, with the recommendation of continuous monitoring, and report to this Board whenever necessary.

Classificado como Público	2

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A. October 25th, 2021

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), October 25th, 2021.

JAQUES HORN

Secretary

Classificado como Público	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 25, 2021	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer